United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
January 20, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F [X] Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Signatures

     On January 20, 2004, Sify Limited (“Sify”) announced its U.S. GAAP results for the fiscal quarter ended December 31, 2003. A copy of the press release was furnished as an exhibit to Sify’s report on Form 6-K filed January 21, 2004. Sify’s summarized unaudited results for the quarter ended December 31, 2003 are set forth below. No change has been made in these results and the sole purpose of this filing is to cause the information below to be filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference in Sify’s registration statements on Form F-3 (File Nos. 333-101915, 333-107964 and 333-110463) and registration statements on Form S-8 (File Nos. 333-101322 and 333-107938).

Summarized Results:

(In $ million, all translated at $1 = Rs 45.55)

Description	Quarter ended		Quarter ended	Year ended
	31 Dec		30 Sep	31 Mar
	2003	2002	2003	2003

Corporate services	7.67	5.68	7.09	22.30
Retail Internet access	6.08	3.94	5.58	14.81
Interactive services	0.38	0.97	0.44	3.62
Others	1.48	0.81	1.47	3.06
Sales revenue	15.62	11.41	14.57	43.78
Depreciation & amortization	(3.07)	(3.75)	(3.26)	(13.32)
Impairment of goodwill/assets	0.00	0.00	0.00	(5.43)
Depreciation/impairment in affiliates	(0.48)	(0.28)	(0.27)	(0.83)
Profit on business sold/discontinued	0.00	0.00	1.66	0.54
Net interest	0.33	0.01	0.34	0.68
Tax	(0.00)	0.02	(0.00)	(0.06)
Net income/(loss)	(2.25)	(7.07)	(1.86)	(29.17)
Net income/(loss) $/ADR	(0.06)	(0.28)	(0.05)	(1.12)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: January 21, 2004

SIFY LIMITED

	By:	/s/ R. Ramaraj

Name: R. Ramaraj
Title: Chief Executive Officer